KW 3/11 PUBLIC

13014855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2013 PROCESSING SECTION WASHINGTON DC 108

SEC FILE NUMBER
8-67947

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG KNOX COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3734 ECKER HILL DRIVE
(No. and Street)

PARK CITY (City) UT (State) 84098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KARLA KNOX 435-655-0970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER, BATES & JENSEN, P.C.
(Name – *if individual, state last, first, middle name*)

510 S. 200 WEST, SUITE 200, SALT LAKE CITY, UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KG 3/12

PUBLIC

OATH OR AFFIRMATION

I, KARLA KNOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RG KNOX COMPANY LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF UTAH
COUNTY OF SUMMIT

Sworn to (or affirmed) and subscribed before me this 26 day of FEB, 2013, by Karla Knox

Notary Public's Signature — LISA VALIANT, Notary Name

My Commission Expires on 3/7/16

Notary Public

LISA VALIANT
Notary Public, State of Utah
Commission # 652945
My Commission Expires
March 07, 2016

Signature

CFO / FIN OP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RG KNOX COMPANY, LLC

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition

December 31, 2012

Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

RG KNOX COMPANY, LLC

Report of Independent Registered
Public Accounting Firm
and
Statement of Financial Condition

December 31, 2012

CRD #148005

****** PUBLIC ******

RG KNOX COMPANY, LLC

Table of Contents

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
RG Knox Company, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of RG Knox Company, LLC as of December 31, 2012, and the related notes to the financial statement. This financial statement is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and includes the supplemental schedule of the net capital computation required by Rule 15c3-1.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RG Knox Company, LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 18, 2013

RG KNOX COMPANY, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	117,099
Prepaid expenses		5,753
Other current assets		212
Total Current Assets		123,064
Equipment, net		3,394
Other long-term asset		2,857
Total Assets	**$**	**129,315**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Current Liabilities		
Accounts payable	$	2,970
Accrued expenses		33,310
Total Current Liabilities		36,280
Total Liabilities		**36,280**
Members' Equity		
Members' capital		111,645
Retained deficit		(18,610)
Total Members' Equity		**93,035**
Total Liabilities and Members' Equity	**$**	**129,315**

See accompanying notes to statement of financial position

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RG KNOX COMPANY, LLC (the "Company") is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

Following is a summary of the Company's significant accounting policies:

Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Commissions Receivable

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

For income tax purposes, the Company is treated as a partnership. All income is taxed to the members of the Limited Liability Company. No tax liability, either current or deferred, is shown in the financial statements.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its consolidated financial statements.

Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company is insured by the FDIC up to $250,000 on interest bearing accounts and has unlimited coverage on non-interest bearing accounts. Amounts exceeding that would be a concentration risk. As of December 31, 2012, the Company did not have any amount in excess of the FDIC coverage.

NOTE C EQUIPMENT

The cost basis of equipment and its accumulated depreciation at December 31, 2012 is $22,050 and $18,656, respectively.

NOTE D PENSION PLAN/401k PLAN

The Company maintains a 401k plan for its employee. Contributions to this plan are discretionary. The Plan commenced in 2011. Accrued pension plan payable at December 31, 2012 was $33,000.

NOTE E NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2012, the Company had net capital of $80,819, which was $75,819 in excess of its required net capital of $5,000.

NOTE F RELATED PARTY TRANSACTIONS

The Company pays 55% of its commissions earned to a party sharing common ownership. As of December 31, 2012, the Company did not owe any commissions to this related party.

NOTE G SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 18, 2013, the date the financial statements are issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal 2012 year ended December 31, 2012.